UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)
Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934
(Amendment No. 2)

2seventy bio, Inc.
(Name of Subject Company)

2seventy bio, Inc.
(Name of Persons Filing Statement)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

901384107
(CUSIP Number of Class of Securities)

Chip Baird
Chief Executive Officer
2seventy bio, Inc.
60 Binney Street
Cambridge, MA 02142
(617) 675-7270
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With Copies to:
Robert F. Masella, Esq.
Mark S. Opper, Esq.
Tevia K. Pollard, Esq.
Michael H. Bison, Esq.
Gregg L. Katz, Esq.
Goodwin Procter LLP
100 Northern Avenue
Boston, MA 02210
(617) 570-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as further amended or supplemented from time to time, the “Schedule 14D-9”) previously filed by 2seventy bio, Inc., a Delaware corporation (the “Company” or “2seventy bio”), with the U.S. Securities and Exchange Commission (the “SEC”) on April 14, 2025, relating to the tender offer by Daybreak Merger Sub Inc., a Delaware corporation (“Purchaser”), and a wholly owned subsidiary of Bristol-Myers Squibb, a Delaware corporation (“Bristol-Myers Squibb”), to acquire all of the issued and outstanding shares of common stock, par value $0.0001 per share, of 2seventy bio (the “Shares”) at a price per Share of $5.00, without interest and subject to any withholding of taxes required by applicable law, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 14, 2025 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, constitute the “Offer”). Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged. This Amendment No. 2 is being filed to reflect certain amendments and updates as reflected below.

Item 3.	Past Contracts, Transactions, Negotiations and Agreements.

Item 3 “Past Contracts, Transactions, Negotiations and Agreements” of the Schedule 14D-9 is hereby amended and supplemented as follows:

1.
By adding the bold and underlined text to, and deleting the strikethrough text, in the below paragraph on page 4 under the section entitled “(a) Arrangements Between 2seventy bio and its Executive Officers, Directors and Affiliates—Effect of the Transactions on Outstanding Shares Held by Directors and Executive Officers.”

“If the executive officers and directors of 2seventy bio who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same cash consideration on the same terms and conditions as the other stockholders of 2seventy bio. All such executive officers and directors of 2seventy bio are required to so tender their Shares in the Offer, pursuant to the Tender and Support Agreements respectively entered into by each of them (as defined and discussed in more detail in the section entitled “–Tender and Support Agreements” below in this Item 3). As of March 31, 2025, excluding Company Pre-Funded Warrants, Company RSU Awards, Shares underlying Company Options (whether or not currently exercisable) and assuming no such Company Options are exercised following the date of this Schedule 14D-9, the executive officers and directors of 2seventy bio beneficially own 3,182,192 ~~2,813,335~~ Shares.”

2.
By adding the bold and underlined text to, and deleting the strikethrough text, in the below table and footnotes appearing on page 5 under the section entitled “(a) Arrangements Between 2seventy bio and its Executive Officers, Directors and Affiliates—Effect of the Transactions on Outstanding Shares Held by Directors and Executive Officers.”

	Number of Shares Owned	Cash Consideration Payable in Respect of Shares(1)
Executive Officers:
William D. Baird, III(2)	118,210	$591,050
Victoria Eatwell	43,276	$216,380
Jessica Snow	11,064	$55,320
Directors:
Eli Casdin(3)	2,005,533	$10,027,665
Sarah Glickman	15,602	$78,010
Nick Leschly	936,495~~567,638~~	$4,682,475~~$2,838,190~~
Wei Lin, M.D.	15,267	$76,335
Marcela Maus, M.D., Ph.D.	11,702	$58,510
Charles Newton	5,533	$27,665
Denice Torres, J.D.	19,510	$97,550

(1) To estimate the value of payments for Shares, the aggregate number of Shares was multiplied by the Merger Consideration.

(2) William D. Baird, III is also a director of the Company.

(3) Includes 2,000,000 shares of common stock owned directly by Casdin Partners Master Fund, L.P. (“Master Fund”) and may be deemed to be indirectly beneficially owned by (i) Casdin Capital, LLC, the investment adviser to the Master Fund (“Casdin”) (ii) Casdin Partners GP, LLC, the general partner of the Master Fund (“GP”), and (iii) Eli Casdin, the managing member of Casdin and the GP.

3.
By adding the bold and underlined text to, and deleting the strikethrough text, in the below paragraph on page 14 under the section entitled “(a) Arrangements Between 2seventy bio and its Executive Officers, Directors and Affiliates—Tender and Support Agreements.”

“In connection with entering into the Merger Agreement, Bristol-Myers Squibb and Purchaser entered into Tender and Support Agreements (each, a “Tender and Support Agreement”), dated as of March 10, 2025, with certain stockholders of 2seventy bio including all of the members of the 2seventy bio Board of Directors and certain executive officers of 2seventy bio (each, a “Supporting Stockholder”) who collectively beneficially owned approximately ~~5.3%~~6.0% of the outstanding Shares as of March 10, 2025.”

Item 8.	Additional Information.

Item 8 “Additional Information” of the Schedule 14D-9 is hereby amended and supplemented by deleting the sentence under the subsection entitled “Legal Proceedings” on page 47 and replacing it with the following paragraphs:
“As of April 22, 2025, two complaints had been filed by purported stockholders of 2seventy bio challenging certain disclosures in this Schedule 14D-9. The complaints were filed on April 16, 2025 and April 17, 2025, in the Supreme Court of New York and names as defendants 2seventy bio and each member of the 2seventy bio Board of Directors (collectively, the “2seventy bio Defendants”). The complaints allege negligent misrepresentation and concealment in violation of New York common law as well as negligence in violation of New York common law. The complaints seek, among other relief, (i) injunctive relief preventing the consummation of the Transactions; (ii) rescission and/or rescissory damages in the event the Transactions are consummated; (iii) an award of plaintiffs’ expenses and attorneys’ fees; and (iv) disclosure of certain information requested by the respective plaintiffs. Each of the 2seventy bio Defendants intends to vigorously defend these actions.

As of April 22, 2025, 2seventy bio had also received six stockholder demand letters, all of which generally seek that certain allegedly omitted information in this Schedule 14D-9 be disclosed.

Additional demand letters or lawsuits may be received by or filed against 2seventy bio, the 2seventy bio Board of Directors, Parent and/or Purchaser in connection with the Transactions, the Schedule TO and this Schedule 14D-9. If additional similar demand letters are received or complaints are filed, absent new or different allegations that are material, Purchaser, Parent or 2seventy bio will not necessarily announce such additional filings.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

2seventy bio, Inc.

	By:	/s/ Chip Baird
	Name:	Chip Baird
	Title:	Chief Executive Officer
Dated: April 22, 2025